================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549-1004

                                    FORM 11-K

         (Mark One)

/ X / Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period ended December 31, 2000         Commission file number 1-9553

                                       OR

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934





                           MTVi GROUP INVESTMENT PLAN
     ----------------------------------------------------------------------
                            (Full title of the plan)





                                   VIACOM INC.
     ----------------------------------------------------------------------

         (Name of issuer of the securities held pursuant to the plan)




                                  1515 Broadway

                            New York, New York 10036
     ----------------------------------------------------------------------
                    (Address of principal executive offices)



================================================================================

                           MTVi GROUP INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

                                      INDEX

                                                                                    Pages
                                                                                    -----
(a) Financial Statements:
       Report of Independent Accountants ......................................       1

       Statement of net assets available for benefits
            at December 31, 2000 ..............................................       2

       Statement of changes in net assets available for benefits
            for the nine months ended December 31, 2000 .......................       3

       Notes to financial statements ..........................................     4-10



                                                                                  Schedules
                                                                                  ---------
       Supplemental Schedules:
           Schedule of assets held at end of year... ..........................       I
           Schedule of reportable transactions
                for the nine months ended December 31, 2000 ...................      II


       All other schedules are omitted as not applicable or not required.

(b) Exhibit:
       I - Consent of Independent Accountants

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                  MTVi GROUP INVESTMENT PLAN

Date:  June 22, 2001                     By:        /s/ Barbara Mickowski
                                             -----------------------------------
                                                         Barbara Mickowski
                                              Member of the Retirement Committee

                        Report of Independent Accountants
                        ---------------------------------

To the Participants and
Administrator of the
MTVi Group Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MTVi Group Investment Plan (the "Plan") at December 31, 2000, and the changes in net assets available for benefits for the nine month period from April 1, 2000 (date of inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP




New York, New York

June 22, 2001

                           MTVi GROUP INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                      At December 31, 2000
                                                      --------------------
 Assets
 ------
 Investments, at fair value:
    Registered investment companies ...................   $ 2,221,183
    Viacom Inc. Common Stock ..........................       800,328
    Loans to participants .............................        16,395

 Investments, at contract value:
    Plan's interest in Master Trust ...................        74,083
                                                         ------------

            Total investments .........................     3,111,989
                                                         ------------

 Receivables:
     Investment income ................................            55
     Contributions:
       Employee .......................................        26,319
       Employer .......................................         8,561
                                                         ------------
          Total receivables ...........................        34,935
                                                         ------------

 Total assets .........................................     3,146,924

 Liabilities
 -----------

 Accrued expenses .....................................         9,244
                                                         ------------

 Net assets available for benefits ....................   $ 3,137,680
                                                         =============



   The accompanying notes are an integral part of these financial statements.

                           MTVi GROUP INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                            For the Nine
                                                                         Month Period from
                                                                       April 1, 2000 through
                                                                         December 31, 2000
                                                                       ---------------------
 Additions to net assets attributed to:
     Contributions:
         Employee .......................................................     $   563,925
         Employer .......................................................         185,954
         Rollover .......................................................         136,707

     Investment income ..................................................         136,898

     Plan's interest in Master Trust investment income ..................           3,383
                                                                              -----------
        Total additions .................................................       1,026,867
                                                                              -----------

 Deductions to net assets attributed to:

     Benefits paid to participants ......................................       (116,412)

     Plan expenses ......................................................        (15,451)

     Net depreciation in fair value of investments ......................       (708,164)
                                                                              -----------
        Total deductions ................................................       (840,027)
                                                                              -----------

        Net increase ....................................................         186,840

 Transfer from Viacom Investment Plan  (Note 1) .........................       2,950,840

 Net assets available for benefits, beginning of the period .............            --
                                                                              -----------


 Net assets available for benefits, end of the period ...................     $ 3,137,680
                                                                              ===========




   The accompanying notes are an integral part of these financial statements.

                           MTVi GROUP INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the MTVi Group Investment Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan became effective on April 1, 2000. The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of the MTVi Group, L.P. (the "Partnership"), a limited partnership in which Viacom International Inc. owns a majority interest.

Prior to April 1, 2000, eligible Partnership employees participated in the Viacom Investment Plan ("VIP"), a defined contribution 401(k) plan sponsored by Viacom Inc. Effective April 1, 2000, the net assets of the employees of the Partnership were transferred from the VIP to the Plan.

Eligible employees may become participants in the Plan following the attainment of age 18 and completion of 90 days of employment service, generally measured from date of hire. Effective January 1, 2001, the service requirement for full-time employees was eliminated. In addition, part-time employees are eligible to participate in the Plan upon completion of 250 hours of service within a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee appointed by the Executive Committee of the Partnership.

Investment and Participant Accounts
-----------------------------------

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets. Certain Plan investments are shares of funds managed by the Trustee and therefore qualify as party-in-interest transactions. Current employer matching contributions are invested entirely in Viacom Inc. Class B Common Stock.

Plan participants have the option of investing their contributions and account balances in increments of five percent among the following funds:

 Growth
 ------
 Capital Guardian Emerging Markets Equity Fund
 Europacific Growth Fund
 Miller, Anderson & Sherrerd, LLP (MAS) Small Cap Fund
 Morgan Stanley Dean Witter (MSDW) Institutional Fund Technology Portfolio Morgan Stanley Dean Witter (MSDW) Institutional Fund U.S. Real Estate Portfolio Putnam International Voyager Fund
 Putnam Investors Fund
 Putnam S&P 500 Index Fund
 Putnam Voyager Fund
 Trust Company of the West (TCW) Galileo Small Cap Growth Fund
 Viacom Inc. Stock Fund

                           MTVi GROUP INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

  Growth and Income
  -----------------
  George Putnam Fund of Boston
  Putnam Fund for Growth and Income
  Vanguard Lifestrategy Growth Fund
  Vanguard Lifestrategy Income Fund
  Vanguard Lifestrategy Moderate Growth Fund

  Fixed - Income
  --------------
  Mellon Bank Daily Liquidity Aggregate Bond Index Fund
  Pacific Investment Management Company (PIMCO) High Yield Fund

  Capital Preservation
  --------------------
  Certus Interest Income Fund

Effective January 1, 1994, Viacom Inc. entered into a master trust agreement (the "Master Trust") with the Trustee to combine certain investments of the VIP, affiliated companies' plans, and, effective October 1, 1995, a separate Collective Bargaining Plan (the "CBP"). The Master Trust currently holds assets for the Plan, the VIP, affiliated companies' plans and the CBP Plan. The Plan, upon its establishment, was included in the Master Trust. The Master Trust assets are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans. Note 6 sets forth the Plan's proportionate interest in the Master Trust and certain financial information of the Master Trust.

Contributions
-------------

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis in 5% increments, subject to the Internal Revenue Code ("IRC") limitations set forth below. The employer's matching contribution is equal to (i) 50% of the first 8% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less or (ii) 50% of the first 6% of annual compensation contributed on a before-tax basis if base pay is greater than $65,000.

A new employee is permitted to rollover into the Plan part or all of distributions from an individual retirement account, individual retirement annuity or another qualified plan.

The IRC limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $10,500 for 2000. Total compensation considered under the plan, based on IRC limits, may not exceed $170,000 for 2000. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

                           MTVi GROUP INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Vesting
-------
Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions will vest at 20% per year of service, becoming fully vested after five years of service. If participants terminate employment prior to being vested in their employer matching contributions and received a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to pay administrative expenses and to fund future employer matching contributions. Employer matching contributions of $6,887 during the nine months ended December 31, 2000 were forfeited by terminating employees before those amounts became vested and were used as noted above.

Loans to Participants
---------------------
The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate and only one loan may be outstanding at one time. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts and allocated in accordance with their current investment elections.

Distributions and Withdrawals
-----------------------------
Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

                           MTVi GROUP INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

A participant may obtain a hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities
----------------------

The Partnership reserves the right by action of its Executive Committee to amend or terminate the Plan provided that such action is in accordance with applicable law. In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses
-------------

The Partnership pays for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition
-------------------------------------------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class A Common Stock and Class B Common Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment contracts and synthetic investment contracts held by the Master Trust are reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2000. The loans outstanding as of December 31, 2000 carry interest rates ranging from 8.75% to 10.50%. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions
---------------------

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                           MTVi GROUP INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the related statement of changes in net assets available for benefits.

NOTE 3 - INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits at December 31, 2000 are identified below:

                                                        Units         Net Assets
                                                        ------        ----------
      Putnam Voyager Fund........................       35,860         $857,403
      Viacom Inc. Class B Common Stock...........       16,258          760,077
      Putnam Investors Fund......................       29,985          463,873
      Putnam Fund for Growth and Income..........       13,006          254,401
      Europacific Growth Fund....................        6,553          205,438

                           MTVi GROUP INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

During the nine-month period ended December 31, 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

Registered Investment Companies:
--------------------------------
     Capital Guardian Emerging Markets Equity Fund ............  $       (991)
     Europacific Growth Fund ..................................       (75,209)
     Miller, Anderson & Sherrerd, LLP (MAS)
         Small Cap Value Portfolio ............................          (543)
     Morgan Stanley Dean Witter (MSDW)
         Institutional Fund Technology Portfolio ..............       (36,186)
     Morgan Stanley Dean Witter (MSDW) Institutional Fund
         U.S. Real Estate Portfolio ...........................           661
     Putnam International Voyager Fund ........................       (12,654)
     Putnam Investors Fund ....................................      (123,313)
     Putnam S&P 500 Index Fund ................................       (17,652)
     Putnam Voyager Fund ......................................      (337,727)
     Trust Company of the West (TCW) Galileo
         Small Cap Growth Fund ................................        (6,415)
     George Putnam Fund of Boston .............................         2,174
     Putnam Fund for Growth and Income ........................        14,961
     Vanguard Lifestrategy Income Fund ........................           (30)
     Vanguard Lifestrategy Moderate Growth Fund ...............          (147)
     Vanguard Lifestrategy Growth Fund ........................        (1,404)
     Mellon Bank Daily Liquidity Aggregate Bond Fund ..........         3,259
     Pacific Investment Management Company (PIMCO)
         High Yield Fund.......................................          (107)
                                                                   -------------
                                                                     (591,323)

Common Stock:
------------
     Viacom Inc. Common Stock .................................      (116,841)
                                                                 -------------

Net depreciation ..............................................  $   (708,164)
                                                                 =============

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Current employer matching contributions are invested entirely in Viacom Inc. Class B Common Stock.

Information about the net assets, at December 31, 2000, and the significant components of the changes in net assets, for the nine months ended December 31, 2000, relating to the nonparticipant-directed investments are as follows:

Net Assets:

Viacom Inc. Class A Common Stock ..............................  $     40,251
Viacom Inc. Class B Common Stock ..............................  $    628,873

Changes in Net Assets:

Transfer from other plan.......................................  $    623,254
Contributions..................................................       185,954
Net depreciation...............................................       (95,760)
Benefits paid to participants..................................       (37,437)
Other..........................................................        (6,887)
                                                                 -------------
                                                                 $    669,124
                                                                 =============

                           MTVi GROUP INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 - INCOME TAX STATUS

The Partnership has not filed an application for a favorable determination letter from the Internal Revenue Service with respect to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code ("IRC"). However, the Plan administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 6 - INVESTMENT IN MASTER TRUST

The value of the Plan's interest in the total investments of the Master Trust was 0.1% at December 31, 2000, and the allocated share of investment income for the year then ended was 0.1%. The allocated share of investment income percentage reflects the income earned over the nine-month period ended December 31, 2000 that the Plan was part of the Master Trust over the total amount earned by the Master Trust during the year.

The following table presents the investments of the Master Trust at December 31, 2000:

   Certus Interest Income Fund:
      Guaranteed investment contracts ......................    $    16,563,962
      Synthetic investment contracts .......................         35,832,613
      Putnam short-term investment fund ....................          2,576,896
                                                                ---------------
            Net Investments in Master Trust ................    $    54,973,471
                                                                ===============


Investment income of the Master Trust for the year ended December 31, 2000 is as follows:

      Guaranteed investment contracts ......................    $     1,038,371
      Synthetic investment contracts .......................          2,173,803
      Putnam short-term investment fund ....................            258,728
      Investment manager fees ..............................            (57,083)
                                                                ---------------
                Net Investment Income ......................    $     3,413,819
                                                                ===============

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are therefore presented at contract value. The Partnership does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2000, the fair value of these investments in the Master Trust in the aggregate was $55,572,187, with an average yield of 6.61%. The return on assets for the year ended December 31, 2000 was 6.50%. The synthetic investment contract interest rates are evaluated on a quarterly basis and may be reset when the expected cash flow characteristics of the underlying security change.

                                                                      SCHEDULE I

                           MTVi GROUP INVESTMENT PLAN

                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                               DECEMBER 31, 2000

                                                                   Unit/Principal
                                                                   Amount/Shares/
                                                                    Maturity and         Cost of            Current
      Identity of issue, borrowing lessor or similar party         Interest Rates     Acquisitions           Value
      ----------------------------------------------------         --------------     ------------           -----
    Registered Investment Companies:
       Capital Guardian Emerging Markets Equity Fund...............       538          $     4,634     $       3,686
       Europacific Growth Fund.....................................     6,553              201,307           205,438
       Miller, Anderson & Sherrerd, LLP (MAS) Small Cap Value
          Portfolio................................................       399                8,128             7,587
       Morgan Stanley Dean Witter (MSDW) Institutional Fund
          Technology Portfolio.....................................     2,812              107,117            72,596
       Morgan Stanley Dean Witter (MSDW) Institutional Fund
          U.S. Real Estate Portfolio...............................     1,083               14,995            15,648
 *     Putnam International Voyager Fund...........................     2,303               62,938            52,039
 *     Putnam Investors Fund.......................................    29,985              450,959           463,873
 *     Putnam S&P 500 Index Fund...................................     4,890              152,540           154,914
 *     Putnam Voyager Fund.........................................    35,860              868,102           857,403
       Trust Company of the West (TCW) Galileo Small Cap
          Growth Fund..............................................       580               22,245            15,897
 *     George Putnam Fund of Boston................................     2,038               35,396            35,065
 *     Putnam Fund for Growth and Income...........................    13,006              264,765           254,401
       Vanguard Lifestrategy Income Fund...........................       264                3,463             3,433
       Vanguard Lifestrategy Moderate Growth Fund..................       194                3,497             3,350
       Vanguard Lifestrategy Growth Fund...........................     1,005               20,963            19,694
       Mellon Bank Daily Liquidity Aggregate Bond Fund.............       482               48,511            52,423
       Pacific Investment Management Company (PIMCO)
          High Yield Fund..........................................       385                3,843             3,736

     Common Stock Fund:
 *     Viacom Inc. Class A Common Stock............................       856               15,085            40,251
 *     Viacom Inc. Class B Common Stock............................    16,258              597,097           760,077

     Plan's interest in Master Trust:
       Certus Interest Income Fund.................................    74,083               74,083            74,083

 *   Loans to participants.........................................   Various maturities and                  16,395
                                                                     interest rates ranging
                                                                       from 8.75% to 10.50%             ------------
                                      Total investments............                                     $  3,111,989
                                                                                                        ============

* Identified as a party-in-interest.

                                                                     SCHEDULE II

                           MTVi GROUP INVESTMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       NINE MONTHS ENDED DECEMBER 31, 2000


                                                                                     Expenses               Current Value
                                                                                     Incurred                of Asset on
                                                       Purchase    Selling   Lease    With        Cost of    Transaction    Net Gain
                             Description of Asset        Price      Price    Rental  Transaction   Asset        Date        (Loss)
                             --------------------      --------    -------   ------  -----------  -------   -------------   --------

Single Transactions:

  Transfer of assets ......5,235 units of the
                           Europacific Growth Fund      $ 233,546    N/A       N/A       N/A      $ 233,546   $ 233,546       N/A
* Transfer of assets ......25,164 units of the Putnam
                           Investors Fund               $ 501,013    N/A       N/A       N/A      $ 501,013   $ 501,013       N/A
* Transfer of assets ......11,388 units of the Putnam
                           Fund for Growth and Income   $ 208,973    N/A       N/A       N/A      $ 208,973   $ 208,973       N/A
* Transfer of assets ......27,010 units of the Putnam
                           Voyager Fund                 $ 942,377    N/A       N/A       N/A      $ 942,377   $ 942,377       N/A
* Transfer of assets ......12,923 units of Viacom
                           Inc. Class B Common Stock    $ 681,678    N/A       N/A       N/A      $ 681,678   $ 681,678       N/A


Series Transactions:

* Putnam Voyager Fund .....  11,510 units               $ 340,585    N/A       N/A       N/A       $ 340,585  $ 340,585       --
* Putnam Investors Fund ...   8,322 units               $ 153,067    N/A       N/A       N/A       $ 153,067  $ 153,067       --
* Viacom Inc. Class B
  Common Stock ............   5,799 units               $ 336,800    N/A       N/A       N/A       $ 336,800  $ 336,800       --


* Identified as a party-in-interest.

The above transactions and series of transactions are in excess of 5 percent of the fair value of the Plan's assets as of April 1, 2000, as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


                                      S-2